

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 22, 2009

<u>Via U.S. Mail and facsimile to (818) 706-1868</u>

Mr. Jon E. Kirchner
President and Chief Executive Officer
DTS, Inc.
5171 Clareton Drive
Agoura Hills, CA 91301

> **Re: DTS, Inc.
> Form 10-K for the fiscal year ended December 31, 2008
> Filed March 6, 2009
> File No. 000-50335**

Dear Mr. Kirchner:

We have completed our review of your Form 10-K and, at this time, have no further comments.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director